
DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 21, 2005

Via facsimile and U.S. Mail

Mr. Michael C. Linn
President and Chief Executive Officer
Linn Energy, LLC
650 Washington Road, 8th Floor
Pittsburgh, Pennsylvania 15228

Re: Linn Energy, LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed September 19, 2005
File No. 333-125501

Dear Mr. Linn:

We have reviewed your filing and have the following comments. We also anticipate issuing a separate letter once the staff petroleum engineer completes his review. **Where indicated, we think you should revise your document in response to both letters.** If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. Once you file all omitted exhibits and appendices, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

3. In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. For example, you omit the percentage estimate at page 119. Also include updated disclosure, including Capitalization table information, and advise us regarding the status of your application to list on The NASDAQ National Market. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We also encourage you to include your internet address in your filing. See Item 101(e) of Regulation S-K.

4. Provide for our review and comment any graphics or other artwork you propose to include in the prospectus.

5. It appears that the $17.2 million you intend to borrow in order to make up the difference necessary for your $33.5 million in distributions for the coming calendar year is akin to the "shortfall" you cite in the tabular presentation at page 47. Provide us with a supplemental version of a new tabular presentation that combines the information that appears in the tables at pages 44 and 47, but that also characterizes the $17.2 million as a "shortfall." You then could include the borrowings to demonstrate how you will address the anticipated shortfall.

6. In addition, ensure that your disclosure throughout the prospectus makes clear that you would have been unable to make the intended distributions in prior periods and that you only will be able to make such distributions prospectively if you borrow what amounts to more than 50% of the amount required to do so. We may have additional comments.

Cover Page

7. Expand the first bullet point and related disclosure elsewhere to make clear that you would have had shortfalls as of the most recent fiscal year end and period end. As the immediately prior comment suggests, also make clear that you will incur substantial

additional debt in order to meet the initial quarterly distribution. We may have additional comments.

Prospectus Summary, page 1

8. Avoid repeating disclosure many times throughout your prospectus. For example, you repeat the entire Competitive Strengths disclosure in your Business section. Instead, abridge this section to provide a brief overview of the key aspects of the company and the offering. Also provide balanced disclosure that identifies corresponding weaknesses.

The Offering, page 9

Cash distributions, page 10

9. You indicate here and elsewhere that you believe you will generate sufficient cash flow from operations to pay the initial $0.40 quarterly distribution. But this is inconsistent with your expectation that you will need to draw down on your revolving credit facility to make the distribution possible. Make appropriate revisions here, at page 48 and wherever necessary to eliminate the suggestion that your cash flow will be sufficient, or explain to us why you believe the statement is complete and accurate as currently drafted.

Summary Reserve and Operating Data, page 15

10. We note your disclosure of a metric referred to as "PV-10". As it appears this metric as calculated is equivalent to your Standardized Measure, please modify your disclosure to also refer to this metric as your Standardized Measure to avoid investor confusion. Please refer to Item 10(e)(i)(A) and Item 10(e)(ii)(E) of Regulation S-K regarding the use of non-GAAP measures, as applicable.

Risk Factors, page 18

11. Ensure that you discuss in this section all material risks. The reference at page 43 to the Risk Factors section and "the other risks discussed in this prospectus" suggests otherwise.

12. Revise your captions and ensuing risk factor discussions to identify concisely the specific and immediate effects on your operations or your company and the potential harm to investors. Furthermore, your risk factor captions and discussions should explain *how* the potential risk affects your operations rather than simply referring to a material effect on your business, financial condition, and results of operations. For example, refer to the first caption on page 19 and the second through fourth risk

factor captions on page 25. Please note that these are merely examples. Review the entire section and make changes accordingly.

13. Revise the caption for the first risk factor to make clear that you need to borrow to make the intended quarterly distributions and that you would have fallen short in recent periods. Add a new second risk factor that addresses the second point in additional detail.

Our business is difficult to evaluate because we have a limited operating history, page 25

14. Rather than merely reciting these facts, recast this risk factor to focus on any risks that result from your limited history.

We depend on a limited number of key personnel who would be difficult, page 28

15. Identify here and at page 76 the "key personnel" and "key members" to whom you refer. If you have key person insurance for your key employees, because this information would tend to mitigate the risk you discuss, disclose it elsewhere in the document. If you do not have such insurance, disclose that fact here.

Capitalization, page 36

16. Please disclose how you determined the amounts reported as pro forma.

17. Revise the table to clarify why there are separate entries for "unitholders" and "unitholders' capital."

Cash Distribution Policy and Restrictions on Distributions, page 39

18. Provide a more detailed discussion about the policy and provide support for the $.040 quarterly distribution amount. Please expand your disclosure in this section as follows:

- Include an indication, if true, that you have recently grown your business through acquisition and have a limited history of operating these newly acquired operations within your business as a whole. As a result, you have limited historical basis upon which to rely with respect to whether you will have sufficient available cash to pay the stated distribution amounts.

- Include a discussion that identifies when you anticipate being able to achieve the level of expected cash distributions and the means by which you intend to achieve such levels. Include a discussion of the types and levels of activities you will need to undertake to generate the cash flows you describe.

- In addition to capital expenditures, provide a discussion of your anticipated cash reserves needed for purposes of general operations and debt service.

- Include a detailed tabular presentation, based upon the historical information you have available, of your estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.

- Please expand your presentation to include the impact and/or address of recently acquired and anticipated acquisitions .

- Please expand your presentation to include the impact of employee bonus, stock based compensation and/or any other incentive programs.

We may have additional comments after reviewing your revised disclosure.

19. We note that your calculation of Adjusted EBITDA includes the realized losses on extinguishment of debt and derivative instruments. As these items appear to represent losses that are settled with cash, please explain why they contribute to your distributable cash flow. Please provide investors with an understanding of how you intend to source the cash determined in your Adjusted EBITDA amount that includes losses settled with cash.

20. If accurate, revise the last sentence under "Our Cash Distribution Policy" on page 40 to clarify that approval of a majority *in interest* of your members is required.

21. Please explain why you have characterized your Realized losses on cancelled natural gas swaps as a "financing activity" on page 42.

Assumptions and Considerations, page 48

22. The first sentence appears to be incomplete. Revise or explain to us why you disagree.

23. We note your reference to "past drilling performance" at page 48. At page 57 you indicate that "any delays in drilling, completion or connection to gathering lines … will negatively impact the rate of increase in our production, which may have an adverse effect on our revenues and as a result, cash available for distribution." Confirm that your assumptions regarding your future success rate and future production include potential delays, or clarify that because you never have encountered any material delays you have not allowed for that possibility when making your assumptions regarding operations and revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

24. We note your disclosure on page 56 that indicates that "Generally, if a well does not find proved reserves within one year following completion of drilling, the costs of drilling the well are charged to expense". Please tell us if you have amounts capitalized on your balance sheet that represent suspended well costs. Please refer to the FASB Staff Position FAS 19-1 regarding accounting for suspended well costs.

25. We note your disclosure that indicates certain pricing provisions associated with your natural gas contracts. Tell us what price is used at the date you recognize revenue and the time period that exists until the final price is determined. Tell us if any significant differences exist between provisionally priced revenues and actual settled revenues.

Contractual Obligations, page 67

26. Please add management compensation obligations to your chart.

    Critical Accounting Policies and Estimates, page 68

    Derivative Instruments and Hedging Activities, page 70

27. We note your interest rate swap disclosures that indicate your agreements are "effective". Please expand your disclosure to explain how you determine and monitor effectiveness. Specifically address the requirements of SFAS 133. We may have further comments.

28. We note elsewhere in your document that the company is engaged in transactions involving put instruments. Please expand your disclosures to address risks associated with these instruments. Please also address put options in your accounting policy disclosures.

Business, page 75

29. Briefly discuss your business structure. We notice the reference to various subsidiaries at pages 3, 8 and 83, for example.

Competitive Strengths, page 76

30. We note your disclosure that indicates you have 235 identified proved developed drilling locations. Based on other disclosure in your document, it appears these locations may be undeveloped. Please modify your disclosure accordingly.

Drilling, page 77

31. Define the term "pay zones" in the context in which it is used, as the average investor may be unfamiliar with the term.

Natural Gas Gathering for Others, page 83

32. We note your disclosure that indicates Chipperco does not take title to third party natural gas. It appears from page 70 that Chipperco bundles third party natural gas for resale and does take title to the gas it purchases. Please reconcile these disclosures.

Management, page 91

33. Revise the first sentence to name the five members to whom you refer, and also identify those chosen for each committee. Clarify whether there are certain board members whom you will appoint following the offering while others will join the board only after the elections to which you refer in the third paragraph under "Compensation Committee Interlocks" on page 92.

34. Revise your biographical sketches to provide a complete discussion of each person's business experience for the past five years, with no gaps or ambiguities. Identify with specificity each particular position held by each individual during that time. For example, Mr. Neugebauer's sketch is unclear in that regard.

Employment Agreements, page 95

35. Explain in greater detail how the amount of Mr. Rockov's cash bonus will be determined.

Security Ownership of Certain Beneficial Owners and Management, page 100

36. Revise the table to clarify why your chairman holds more shares than the total number of shares held by all executive officers and directors as a group.

The Limited Liability Company Agreement, page 106

37. We refer you to your discussion under Limited Call Right on page 113. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Units Eligible for Future Sale, page 116

38. If the underwriters have any understandings, tacit or explicit, or any present intent to release the lock-ups early, disclose this and identify the factors to be considered in making any such determination. In this regard, we note your disclosure in the "Underwriting" section.

Material Tax Consequences, page 118

39. To eliminate any potential for ambiguity, plainly state counsel's basic opinion, including that you will be treated as a partnership for federal income tax purposes. We note the reference to your reliance on that opinion at page 119, but it does not appear to be stated in so many words. We note also the third paragraph on page 120.

40. You indicate at page 133 that counsel is unable to opine on your method of making allocations because "use of this method may not be permitted under existing Treasury regulations." In light of counsel's non-opinion in these circumstances, explain in necessary detail how your management became comfortable making allocations in this manner. Also explain further the nature of counsel's uncertainty in that regard. Make clear whether it believes that there is a problem with use of this method.

41. Similarly, revise to explain why counsel indicates at page 134 that it is "unable to opine on the validity of any of these positions." We may have additional comments.

Underwriting, page 141

42. We note your disclosure on page 142 that you intend to conduct a "Directed Unit Program." Provide us with any material you have sent or intend to send to these potential purchasers such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

43. We note your disclosure on page 144 regarding a prospectus in electronic format. Tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD- ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

44. Furthermore, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

45. Tell us whether the underwriters may offer the shares electronically. Also, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

Where You Can Find More Information, page 145

46. Please revise the disclosure to reflect the new address of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

Linn Energy, LLC

Financial Statements

Consolidated Balance Sheets, page F-5

47. We note you intend to repay debt and redeem membership interests. Please expand your disclosure to explain the extent to which you capital structure is expected to

change as a result of your initial public offering. To the extent your change in capital
structure is not reflected in the latest balance sheet, please present a pro forma
balance reflecting the use of proceeds to repay debt and redeem membership interests
(but not giving effect to the offering proceeds) along side the historical balance sheet
in the filing, as contemplated by SAB Topic 1B.3. In addition, as a result in the
change in your capital structure to include unit holders and the debt repayment and
capital redemptions are to be paid out of proceeds of the offering rather than from the
current year's earnings, present pro forma per share data (for the latest year and
interim period only) giving effect to the number of shares whose proceeds would be
necessary to pay these amounts (but only the amount that exceeds current year's
earnings).

Consolidated Statements of Operations page F-6

48. It appears the line item you refer to as "Loss on extinguishment of debt" is referring
    to the write off of deferred financing costs. Please re-characterize this description to
    clarify the nature of the item here and on your Statements of Cash Flows.

Note 1- Summary of Significant Accounting Policies

     (b) Basis of presentation, page F-9

49. We note your disclosure on page F-30 that as of June 1, 2005, your wholly-owned
    subsidiary was converted into a corporation. Please expand your disclosure to
    address the impact this change in tax status had on your consolidated operations.
    Refer to paragraph 28 of SFAS 109.

     (c) Cash and cash equivalents, page F-9

50. Please tell us the nature of your highly liquid debt instruments.

     (l) Natural Gas and Oil Properties, page F-10

51. We note your disclosure that indicates asset retirement costs are generally recognized
    when the asset is placed in service. Please describe to us instances when such costs
    are not recognized when the related assets are placed in service.

     (o) Investment, page F-14

52. Disclose how you evaluate your equity method investment for impairment.

<u>Stock Based Compensation</u>

53. Disclose how you account for all stock and equity based compensation. We note your disclosures related to the member interest held by your Chief Executive Officer which is to be redeemed in conjunction with your initial public offering as well as your disclosure of a unit grants and unit options, restricted stock, phantom units and unit appreciation rights beginning on page 95.

<u>Note 3 – Credit Facility, page F-18</u>

54. Your disclosure indicates a $75 million Senior Secured Credit Facility is in place. It appears you have borrowed $98.5 million as of June 30, 2005. Please expand your disclosure to indicate the current level of the credit facility as it appears it has been adjusted.

<u>Note 4 – Related Party Transactions, page F-19</u>

55. Indicate whether or not the transactions were conducted at fair value.

<u>Note 11 – Costs Incurred in Natural Gas and Oil Property Acquisition and Development Activities, page F-24</u>

56. Please expand your disclosure to include all line items required by SFAS 69. Please refer to Illustration 2 of Appendix A of that Statement.

<u>Note 12 – Natural Gas and Oil Capitalized Costs, page F-25</u>

57. We note that you have separately reported a line item for capitalized asset retirement costs. Please refer to Illustration 1 of Appendix A of SFAS 69 and provide the disclosures as written.

<u>Note 13 – Results of Natural Gas and Oil Producing Activities, page F-26</u>

58. Please clarify for us if the company incurred any exploration costs for any period presented. If so, please refer to paragraph 24 of SFAS 69.

59. In your original filing, we noted your disclosure that indicated total depreciation, depletion and amortization excluded depreciation related to support equipment. In this amendment, we note your disclosure that indicates it does include depreciation, depletion and amortization related to support equipment. Please explain why your depreciation, depletion and amortization expense has not changed.

Note 14 – Net Proved Natural Gas Reserves, page F-27

60. We note that you have reported subtotals that are not contemplated by SFAS 69. Please modify your disclosure to present your information consistent with Illustration 4 of Appendix A of SFAS 69 as written.

SFAS 69 Disclosures - General

61. Duplicate comments relating to SFAS 69 disclosures for your significant acquiree financial statements have not been provided. Please evaluate our comments above compared to your acquiree financial statements and modify your disclosures accordingly.

Waco Properties

Report of Independent Registered Public Accounting Firm, page F-31

62. Please provide a signed audit opinion with your next amendment.

Note 1 – Nature of Business and Significant Accounting Policies

    Revenue Recognition, page F-36

63. Please expand your disclosure to discuss accounting for gas imbalances.

EMAX Oil Company

Independent Auditors' Report, page F-43

64. Please provide a signed audit opinion with your next amendment.

Note 1 – Basis of Presentation, page F-45

65. We note your revised disclosure regarding the direct operating expenses that are presented in your Statements of Revenues and Direct Operating Expenses. In your original document we noted that certain costs such as production related taxes were excluded. It is unclear from your disclosure whether these production taxes are now included as a component of Direct Operating Costs. We note that the amounts within the financial statements have not changed. Please clarify these disclosures for us.

Lenape Resources, Inc.

Independent Auditors' Report, page F-48

66. Please provide a signed audit opinion with your next amendment. This comment also
    applies to the audit report for Cabot Oil and Gas on page F-53; and Mountain V on
    page F-58.

Pentex Energy Inc.

Independent Auditors' Report, page F-63

67. Please provide a signed audit opinion with your next amendment.

Note 2 – Supplemental Financial Information for Natural Gas and Oil Producing
Activities, page F-66

68. We note your disclosure that indicates you used prices in effect at January 1, 2005.
    Please note that these disclosures should be prepared using prices in effect as of year
    end. Please modify your disclosures accordingly.

Unaudited Pro Forma Combined Statement of Operations

Year Ended December 31, 2004, page F-70

69. Please include pro forma reserve and standardized measure disclosures. We note that
    you have disclosed the reconciliations from beginning to year end.

Reserve Report, page C-1

70. We note the report provided by your petroleum consulting firm includes a measure
    identified as "Future Net Income". It appears the amount depicted is equal to your
    future net cash flows as presented in your Standardized Measure. Please re-
    characterize this line item to avoid investor confusion. Please refer to 10(e)(1)(ii)(E)
    of Regulation S-K.

Engineering Comments

Unaudited Pro Forma Cash Available to Pay Distributions, page 47

Assumptions and Considerations, page 48

71. We note that you have drilled 69 gross wells as of 8-31-05 while your Schlumberger reserve report assumes that at least 96 wells will be drilled by that date. Amend your document to reconcile this and similar differences between accomplished and projected developments with your projected pro forma available cash.

72. Your stated production estimate for 2006 is 6,547 MMCFE while your reserve report projects 5,592 MMCFE for the same period. We understand your 2005 acquisitions are not included in the 12-31-04 reserve report. Please submit to us technical support for the production and proved reserves that comprise this difference. If your 2006 projected production is not estimated to be recoverable completely from proved reserves, amend your document to disclose that portion that is proved.

73. Here you state, "From our inception in March, 2003 through August 31, 2005, we have drilled 159 gross (147 net) wells, all of which produce natural gas in commercial quantities." You also disclose that you have hedged 93% of your anticipated 2006 production. Your ability to deliver these contracted volumes as well as the reliability of your projected pro forma future cash flow requires that your actual oil and gas sales meet or exceed your projected production volumes. Amend your document to compare your quarterly historical production since inception with your projections for the same periods. You may contact us for assistance in this or any other matter.

74. We are continuing our engineering examination and may have additional comments.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Accounting Branch Chief, at (202) 551-3683, if you have any questions regarding comments on the financial statements and related matters. Direct questions on engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Melinda Kramer at (202) 551-3726 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Tull Florey, Esq.

        Melinda Kramer
        Timothy Levenberg
        Kevin Stertzel
        Jill Davis
        Ronald Winfrey